FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第 一 太 平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENTS

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

1. **Disclosure information of PT. Indofood Sukses Makmur in relation to the share placement exercise of Indofood Agri Resources Limited (unofficial translation)**

2. **Filings made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the following:-**

   i. Ballot results its share placement exercise.
   ii. News release its share placement exercise.
   iii. Resumption of trading.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

Indofood
THE SYMBOL OF QUALITY FOODS

UNOFFICIAL TRANSLATION

No.036/ISM/CS/II/07

Jakarta, February 13, 2007

The Capital Market and Financial Institution Supervisory Agency
(Bapepam & LK)
Gedung Baru Departemen Keuangan RI, 3rd Fl.
Jl. Dr. Wahidin Raya No.1
Jakarta 12190

Attn.: Chairman of Bapepam
Head of Bureau of PKP - Real Sector

Subject : Disclosure Information of the Completion of Placement Share of Indofood Agri Resources Ltd. ("IndoAgri")

Dear Sir,

Referring to our previous letter No.032/ISM/CS/II/07 dated February 7, 2007 regarding the Signing of Placement Agreement of IndoAgri, one of the company subsidiary, we would like to inform you that IndoAgri has successfully completed the placement of 338 million new consolidated shares (Placement Share) at S$1.25 per share, on Tuesday February 13, 2007

The trading in IndoAgri share on the main board of SGX-ST will resume on February 14, 2007.

Thank you for your kind attention.

Sincerely yours,
PT Indofood Sukses Makmur Tbk

Signed by :

Werianty Setiawan
Corporate Secretary

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	LEE SIEW JEE, JENNIFER
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	13-Feb-2007 19:51:22
Announcement No.	00189

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	RESULTS OF PLACEMENT OF 338,000,000 NEW CONSOLIDATED SHARES (THE "PLACEMENT SHARES") IN THE CAPITAL OF INDOFOOD AGRI RESOURCES LTD. AT S$1.25 PER PLACEMENT SHARE (THE "PLACEMENT")
Description :	PLEASE SEE ATTACHED.
Attachments:	FinalisedIndoAgriBallot.pdf Total size = 393K (2048K size limit recommended)

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INDOFOOD AGRI RESOURCES LTD.

(Incorporated in the Republic of Singapore on 5 October 2001)
(Company Registration Number 200106551G)

OFFER AND PLACEMENT OF 338,000,000 NEW CONSOLIDATED SHARES (THE "PLACEMENT SHARES") IN THE CAPITAL OF INDOFOOD AGRI RESOURCES LTD. AT S$1.25 PER PLACEMENT SHARE (THE "PLACEMENT")

Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as defined in the Offer Information Statement issued by the Company dated 25 January 2007.

Further to its announcement on 7 February 2007, the Board of Directors of Indofood Agri Resources Ltd. (the "Company") is pleased to announce that, as at the close of the Placement on 13 February 2007, all 338,000,000 Placement Shares under the Placement have been validly applied for and allotted.

CIMB-GK Securities Pte. Ltd. (the "Global Co-ordinator"), Credit Suisse (Singapore) Limited and Kim Eng Securities Pte. Ltd. are the Joint Bookrunners for the Placement.

The spread of places for the 338,000,000 Placement Shares is as follows:-

Range of Placement Shares allotted ('000)	Number of Placees
1 to 9	784
10 to 49	330
50 to 99	138
100 to 499	289
500 to 999	52
1,000 and above	68
	1,661

Pursuant to the Placement and taking into consideration the number of shareholders in the Company existing prior to the Placement, the Company has a total of 3,573 shareholders on 13 February 2007.

Pursuant to Rule 240 of the Singapore Exchange Securities Trading Limited Listing Manual ("Rule 240") and to the best of the knowledge and belief of the Global Co-ordinator, after having taken all reasonable steps to obtain the necessary confirmations from the prescribed parties specified under Rule 240 and to ensure accuracy of the same, the following persons have applied for and have been allotted the following number of Placement Shares:-

Placee	Number of Placement Shares allotted	Relationship	Circumstances giving rise to the allocation
First Pacific Company Limited	5,070,000	Controlling shareholder of the Company	Allotted pursuant to the FP Placement
Members and/or associates of the same group of companies as CIMB-GK Securities Pte. Ltd.	2,350,000	CIMB-GK Securities Pte. Ltd. is the Global Co-ordinator and a Joint Bookrunner for the Placement	Allotted under the Placement
Members and/or associates of the same group of companies as Credit Suisse (Singapore) Limited.	14,750,000	Credit Suisse (Singapore) Limited is a Joint Bookrunner for the Placement	Allotted under the Placement
Members and/or associates of the same group of companies as Kim Eng Securities Pte. Ltd.	14,300,000	Kim Eng Securities Pte. Ltd. is a a Joint Bookrunner for the Placement	Allotted under the Placement

Should it subsequently come to the attention of the Global Co-ordinator that there are other parties specified under Rule 240 who have been allotted the Placement Shares, an appropriate announcement via SGXNET will be made by the Global Co-ordinator before trading resumes on 14 February 2007.

A total of 68,200,000 Placement Shares (representing approximately 20.18% of the total number of Placement Shares) have been allotted to four institutional investors who were each allotted 5% or more of the total number of Placement Shares. These institutional investors have been allotted between 17,000,000 and 17,200,000 Placement Shares each. These institutional investors include Legg Mason International Equities (S) Ltd and JF Asset Management Limited.

The Company's Shares will resume trading at 9.00 a.m. (Singapore time) on 14 February 2007. The Company's Shares will be listed on the Main Board of the Singapore Exchange Securities Trading Limited.

The Company and the Board of Directors of the Company wish to thank all applicants who have applied for the Placement Shares, the relevant authorities and all who have helped in one way or another in the Placement for their support and assistance.

Issued by
CIMB-GK SECURITIES PTE. LTD.
(Company Registration Number 198701621D)

For and on behalf of
INDOFOOD AGRI RESOURCES LTD.

13 February 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company for the Acquisition.

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* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	LEE SIEW JEE, JENNIFER
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	13-Feb-2007 19:52:53
Announcement No.	00190

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	PRESS RELEASE
Description	PLEASE SEE ATTACHED.
Attachments:	IndoAgriCompletionofPlacementPressRelease.pdf Total size = **41K** (2048K size limit recommended)

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IndoAgri

NEWS RELEASE

INDOFOOD AGRI RESOURCES' PLACEMENT OF 338 MILLION NEW CONSOLIDATED SHARES AT S$1.25 PER SHARE FULLY TAKEN UP WITH KEEN SUPPORT FROM LOCAL AND GLOBAL INSTITUTIONAL INVESTORS

- **The placement price of S$1.25 is at the top of the indicative price range of S$0.90 to S$1.25 per Placement Share**
- **Shares are expected to resume trading on SGX-ST's Main Board on February 14, 2007**

Singapore, February 13, 2007 - Indofood Agri Resources Ltd. ("**IndoAgri**" or the "**Company**"), a subsidiary of PT Indofood Sukses Makmur TBK ("**PT ISM**") following a reverse takeover exercise, announced today that its placement of 338 million new consolidated shares ("**Placement Shares**") at S$1.25 has been fully taken up with keen support from local and international institutional investors, including several institutional fund managers. The Placement Price of S$1.25 ("**Placement Price**") is at the top of the indicative price range of S$0.90 to S$1.25 per Placement Share.

Four institutional investors took up an aggregate of 68.2 million Placement Shares representing approximately 20.2% of the total number of Placement Shares. They include Legg Mason International Equities (S) Ltd and JF Asset Management Limited.

Commenting on the completion of the Placement, Mr Cesar M. dela Cruz, Executive Director and CEO of IndoAgri stated: "The listing of IndoAgri heralds a new and significant development for the Company. We are humbled yet delighted with the overwhelming response from the international financial community. This is a testimony and endorsement of the strong corporate brand and established track record that we enjoy as a well managed integrated plantation company with significant market share and leading brands in cooking oils, margarine and shortening in Indonesia.

INDOFOOD AGRI RESOURCES Ltd. 80 Raffles Place, #22-23 UOB Plaza 2, Singapore 048624, Tel. +65 6557 2389, Fax. +65 6557 2387, www.indofoodagri.com
Company Registration No. 200106551G

The success of our share placement reflects the strong investor confidence in both IndoAgri and the oil palm sector. We warmly welcome our new shareholders to participate in the future development and growth of the Company. With the net proceeds raised, we will now work towards strengthening our business model and executing our expansion and growth plans."

Mr Mah Kah Loon, Head of Corporate Finance, CIMB-GK Securities Pte. Ltd. stated: "We are pleased that IndoAgri has attracted such an encouraging response from the global financial community, especially the sizeable demand received from international institutional investors. This is a strong signal of the value these investors find in IndoAgri, its experienced management team and the oil palm sector."

Trading in IndoAgri shares on the Main Board of SGX-ST, which had been suspended since January 25, 2007, is expected to resume tomorrow, February 14, 2007.

CIMB-GK Securities Pte. Ltd., Credit Suisse (Singapore) Limited and Kim Eng Securities Pte. Ltd. are the Joint Bookrunners in respect of the Placement. In addition, CIMB-GK Securities Pte. Ltd. is the Global Co-ordinator for the Placement and financial advisor to IndoAgri for the reverse takeover exercise.

Use of Proceeds

The net proceeds of approximately S$404.4 million will be used for the development of IndoAgri's oil palm plantations, and/or acquire additional plantations, modernisation and relocation of its North Jakarta refinery as well as for working capital purposes. If the net proceeds from the placement are insufficient to fund all the said uses, IndoAgri intends to fund the balance through internal resources and/or bank borrowings.

About IndoAgri

IndoAgri is a major vertically integrated plantation company and manufacturer of leading brands for edible oils and fats in Indonesia with a proven management track record. IndoAgri's principal activities span from research and development, oil palm seed breeding, oil palm cultivation and milling to the refining, branding and marketing of cooking oil, margarine, shortening and other palm oil derivative products.

IndoAgri possesses a considerable land bank of approximately 224,083 hectares (including approximately 85,541 hectares currently being acquired), of which approximately 66,000 hectares are planted with oil palm which are mostly contiguous. It has an established operating network of 6 mills and 4 refineries, mainly strategically located near sources of raw materials and within close proximity to transportation infrastructures and customers across the Indonesian archipelago.

Supported by its extensive distribution network of approximately 110 distributors and direct sales channels that serve approximately 230,000 retail outlets in Indonesia, IndoAgri estimates that it commanded a leading 42% market share in branded cooking oils and fats as well as 59% market share in branded industrial margarine and shortening as at June 30, 2006. IndoAgri's market leading brands of cooking oil, margarine and shortening include "Bimoli", "Simas" and "Palmia" of which, "Bimoli" has won numerous accolades and awards from various independent agencies.

In FY2005, IndoAgri recorded a revenue of approximately S$613.5 million and net profit after tax and minority interests of approximately S$92.7 million. For the 10-month period ended October 31, 2006, IndoAgri recorded a revenue of approximately S$537.6 million and net profit after tax and minority interests of approximately S$84.7 million.

Issued on behalf of	:	Indofood Agri Resources Ltd.
By	:	Citigate Dewe Rogerson i.MAGE Pte Ltd 1 Raffles Place #26-02 OUB Centre SINGAPORE 048616
For CDRi.MAGE	:	Contact : Ms Elaine Lim / Ms Dolores Phua Telephone : +65 6534 5122 Email : elaine.lim@citigatedrimage.com / dolores.phua@citigatedrimage.com
For CIMB-GK	:	Contact : Mr Mah Kah Loon / Mr Jason Chian Telephone : +65 6210 8889 / +65 6210 8878 Email : mah.kahloon@cimb-gk.com / chian.jason@cimb-gk.com

006/07/006/IARL
February 13, 2007

This announcement and the information therein is not for distribution, directly or indirectly, in or into the United States, and is not an offer of securities for sale into the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended. There will be no public offering of securities in the United States. No money, securities or other consideration is being solicited by this announcement or the information contained herein and, if sent in response to this announcement or the information contained herein will not be accepted. This announcement should be read in conjunction with Indofood Agri Resources Ltd.'s Offer Information Statement lodged with the Monetary Authority of Singapore on January 25, 2007. No information herein should be considered to be business, legal, tax or investment advice.

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Request for Resumption of Trading from Suspension
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	LEE SIEW JEE JENNIFER
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	13-Feb-2007 19:55:01
Announcement No.	00192

>> Announcement Details
The details of the announcement start here ...

Date of Lifting of Suspension *	14-02-2007
Time of Resumption of Trading *	0900 hours

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Publication: South China Morning Post **Date:** 15 February 2007 FPC Exemption No (82-836)
Page: Classified 5 **Where Published:** Hong Kong

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock Code: 00142)

PROPOSED ACQUISITION OF ADDITIONAL SHARES IN PHILIPPINE TELECOMMUNICATIONS INVESTMENT CORPORATION

MAJOR AND CONNECTED TRANSACTION

Reference is made to First Pacific's announcements of 31 January 2007 and 12 February 2007, and its shareholders' circular also of 12 February 2007.

First Pacific is pleased to announce that on 14 February 2007, and as contemplated by its circular, MPAH, a company in which First Pacific is entitled to a 100% economic interest, as assignee of a "right to match" in favour of PTIC, gave effect to such "right to match" by entering into a conditional Sale and Purchase Agreement with the Philippine Government pursuant to which it agreed to acquire the Sale Shares, being 111,415 issued common shares in PTIC, representing approximately 46% of the total common issued shares of PTIC, for a purchase price amounting to Pesos 25,217,556,000 (US$510,580,198).

The Sale and Purchase Agreement is conditional on the approval of the Shareholders being obtained as required by the Listing Rules. If such Shareholders' approval is obtained, completion under the Sale and Purchase Agreement is anticipated to take place not later than 2 March 2007. If such approval is not obtained, MPAH will not have any obligation to complete the Acquisition and the Sale and Purchase Agreement would automatically terminate.

Approximately US$262,685,233, representing approximately one half of the purchase price for the Sale Shares, has been paid into an escrow account and is being held upon and subject to the terms of the Escrow Agreement, which amount will only be released to the Philippine Government upon delivery of a written notice by First Pacific confirming that the Acquisition has been approved by the Shareholders as required by the Listing Rules. If the Acquisition is not so approved, the entire amount held in the escrow account will, upon receipt of written instructions of First Pacific, be returned to First Pacific under the terms of such Escrow Agreement.

The Acquisition, if completed, will constitute: (a) a major transaction for First Pacific under the Listing Rules; and (b) a connected transaction for First Pacific under the Listing Rules by virtue of the fact that the Philippine Government is a substantial shareholder of PTIC, a subsidiary of First Pacific. Accordingly, the Acquisition is subject to the prior approval by the Shareholders (by way of a poll).

A Circular setting out further information in relation to the Acquisition and containing, amongst other things, a letter of advice from the Independent Board Committee, an independent board committee of independent non-executive Directors established by First Pacific to advise the Shareholders, a letter from the Independent Financial Adviser appointed to advise the Independent Board Committee and the Shareholders under Chapter 14A of the Listing Rules, and a notice convening a special general meeting, which meeting shall be held at 10:00 a.m. on Wednesday, 28 February 2007, was despatched to the Shareholders on 12 February 2007.

First Pacific considers that the Acquisition represents an attractive opportunity to increase its economic interest in PLDT, which is one of the principal assets of First Pacific and its subsidiaries. The Directors (including the independent non-executive Directors) consider that the terms of the Acquisition are fair and reasonable and in the interests of Shareholders as a whole.

Reference is made to First Pacific Company Limited's ("First Pacific") announcement of 31 January 2007, in which it was announced that one of its subsidiaries proposed to exercise a "right to match" for up to approximately 46% of the Philippine Government's shareholding in Philippine Telecommunications Investment Corporation ("PTIC"), which represents an attributable economic interest of approximately 6.4% in the issued common share capital of Philippine Long Distance Telephone Company ("PLDT"), and First Pacific's announcement dated 12 February 2007 regarding the despatch of a shareholders' circular regarding such proposed purchase ("Circular"), and to the shareholders' circular of the same date which contained, amongst other things, a notice to convene a special general meeting to be held at 10:00 a.m. on Wednesday, 28 February 2007 to approve that proposed purchase ("SGM").

First Pacific is pleased to announce that on 14 February 2007, and as contemplated by the Circular, Metro Pacific Assets Holdings, Inc. ("MPAH"), a company in which First Pacific is entitled to a 100% economic interest, as assignee of a "right to match" in favour of PTIC, gave effect to such "right to match" by entering into a conditional sale and purchase agreement ("**Sale and Purchase Agreement**") with the Philippine Government pursuant to which it agreed to acquire 111,415 issued common shares in PTIC ("Sale Shares"), representing approximately 46% of the total common issued shares of PTIC, for a purchase price amounting to Pesos 25,217,556,000 (US$510,580,198) ("**Acquisition**"), which is equal to the highest price offered by a third party to purchase the Sale Shares offered by the Philippine Government pursuant to a public auction held on 8 December 2006. The consideration for the Acquisition will be financed from a combination of internal resources and third party financing.

The Sale and Purchase Agreement is conditional on the approval of the shareholders of First Pacific ("**Shareholders**") being obtained as required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Ltd ("**Listing Rules**"). If such Shareholders' approval is obtained, completion under the Sale and Purchase Agreement is anticipated to take place not later than 2 March 2007. If such approval is not obtained, MPAH will not have any obligation to complete the Acquisition and the Sale and Purchase Agreement would automatically terminate.

Approximately US$262,685,233, representing approximately one half of the purchase price for the Sale Shares, has been paid into an escrow account and is being held upon and subject to the terms of an escrow agreement between First Pacific and the Philippine Government, amongst others ("Escrow Agreement"). Under the terms of the Escrow Agreement, this amount will only be released to the Philippine Government upon delivery of a written notice by First Pacific confirming that the Acquisition has been approved by the Shareholders as required by the Listing Rules. If the Acquisition is not so approved, the entire amount held in the escrow account will, upon receipt of written instructions of First Pacific, be returned to First Pacific under the terms of the Escrow Agreement. Upon the Acquisition having been approved by the Shareholders under the Listing Rules and First Pacific having provided written notice confirming the same, the amount held in escrow will be converted into Pesos and released to the Philippine Government on completion of the Sale and Purchase Agreement.

The Acquisition, if completed, will constitute: (a) a major transaction for First Pacific under the Listing Rules; and (b) a connected transaction for First Pacific under the Listing Rules by virtue of the fact that the Philippine Government is a substantial shareholder of PTIC, a subsidiary of First Pacific. Accordingly, the Acquisition is subject to the prior approval by the Shareholders (by way of a poll).

The Circular sets out further information in relation to the Acquisition and related agreements, and contains, amongst other things, a letter of advice from an independent board committee of independent non-executive directors established by First Pacific to advise the Shareholders ("**Independent Board Committee**"), a letter from the independent financial adviser, Somerley Limited ("**Independent Financial Adviser**"), appointed to advise the Independent Board Committee and the Shareholders under Chapter 14A of the Listing Rules, and a notice convening the SGM to consider and, if thought fit, approve a resolution in relation to the Acquisition.

As set out in the Circular, both the Independent Board Committee and the Independent Financial Adviser have advised that, taking into account the matters specified in the Circular, the Acquisition is fair and reasonable so far as the Shareholders are concerned and is in the interests of First Pacific and the Shareholders as a whole and the letter from the Independent Board Committee contains a recommendation to the Shareholders to vote in favour of the resolution to be proposed in relation to the Acquisition at the SGM.

All Shareholders will be permitted to vote at the SGM. First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited, which together own approximately 44.26% of First Pacific's issued share capital, have confirmed their intention to vote in favour of the resolution to be proposed at the SGM.

First Pacific considers that the Acquisition represents an attractive opportunity to increase its economic interest in PLDT, which is one of the principal assets of First Pacific and its subsidiaries. The directors (including the independent non-executive directors) of First Pacific ("**Directors**") consider that the terms of the Acquisition are fair and reasonable and in the interests of the Shareholders as a whole.

First Pacific is a Hong Kong based investment and management company with operations in South East Asia. First Pacific's principal business interests relate to telecommunications, consumer food products and infrastructure. PLDT, in which First Pacific currently holds an attributable economic interest in shares representing approximately 23% of the issued common share capital of PLDT, is the leading telecommunications services provider in the Philippines.

A further announcement shall be made if and when the Acquisition completes.

Any reference above to "Pesos" or "US$" refers to Philippine Pesos and United States Dollars, respectively. Unless stated otherwise, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Pesos 49.39, and no representation is made that any of the Pesos amounts could have been converted into US$, or US$ into Pesos, at the specified rate.

By Order of the Board
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

Hong Kong, 14 February 2007

As at the date of this announcement, the board of Directors of First Pacific comprises the following Directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent non-executive Directors*

Indofood
THE SYMBOL OF QUALITY FOODS

Press Release

Indofood successfully raised offshore funds to develop its Edible Oil business in Indonesia.

Jakarta, February 15, 2007 – PT Indofood Sukses Makmur Tbk announced today that following completion of the reverse takeover exercise, its subsidiary, Indofood Agri Resources Ltd (IndoAgri) has successfully completed the placement of its 338 million new consolidated shares ("Placement Shares") at S$1.25, the top of the indicative price range of S$0.90 to S$1.25 per Placement Share, raising approximately 404.4 million Singapore dollar or equivalent to approximately 2.4 trillion rupiah.

The inflow of offshore fund from the placement of IndoAgri shares will be utilized for the business development of PT Salim Ivomas Pratama (SIMP), which includes the expansion of its oil palm plantations, modernization and relocation of its refinery as well as working capital purposes.

Anthoni Salim, Indofood's President Director & CEO commented : "We are pleased with the overwhelming response from the international investors. It signifies the investor's recognition on Indonesia as a major player in the palm oil industry and the potential growth in the domestic cooking oils & fat markets, as well as the future prospect of Indonesian economy.

The new planting expansion of our plantation in order to achieve 250 thousand hectares by 2015 will provide new employment opportunity of approximately 50,000 people. Also, the opening of new plantation area will act as catalyst to the economic development of the surrounding area; hence improved the social economic conditions of surrounding community".

PT. INDOFOOD SUKSES MAKMUR Tbk
Board of Directors

END

(82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached press release of PT. Indofood Sukses Makmur, a 51.5% owned subsidiary of First Pacific Company Limited

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*